UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         Commission file number: 1-1401



                               PECO Energy Company
                              Employee Savings Plan
                            (Full title of the plan)




                               PECO Energy Company
                                 P. O. Box 8699
                               2301 Market Street
                             Philadelphia, PA 19101
           (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1998 and 1997


EXHIBITS

     Consent of Independent Accountants


CONTENTS
                                                                           Pages

Report of Independent Accountants                                             2

Financial Statements:
     Statements of Net Assets Available for Benefits with Fund
         Information, as of December 31, 1998 and 1997                      3-4

     Statements of Changes in Net Assets Available for
         Benefits with Fund Information for the years ended
         December 31, 1998 and 1997                                         5-6

     Notes to Financial Statements                                         7-12

Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of
         December 31, 1998, Schedule 27a, Form 5500                          13
     Schedule of Reportable Transactions for the year ended
         December 31, 1998, Schedule 27d, Form 5500                          14

List of Exhibits                                                             15

Signature                                                                    16

                        Report of Independent Accountants


To the Participants and Administrator of PECO Energy Company Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PECO Energy Company Employee Savings Plan (Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103
June 29, 1999

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                                                                 Participant Directed
                                                        ----------------------------------------------------------------

                                                          Growth       Growth & Income     Small Cap       Equity Income
                                                          Mutual           Mutual           Growth            Mutual
                                         Total             Fund             Fund             Fund              Fund
                                      ------------     ------------     ------------     ------------     ------------
Investments at fair value:
   Mutual funds                       $604,197,021     $433,044,494     $ 98,191,953     $  4,771,414     $  2,380,944

   Insurance contracts                  38,317,759               --               --               --               --

   Common stock                         29,614,744               --               --               --               --

   Particpants' loans receivable        15,193,558               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------

          Total investments            687,323,082      433,044,494       98,191,953        4,771,414        2,380,944
                                      ------------     ------------     ------------     ------------     ------------

Net assets available for benefits     $687,323,082     $433,044,494     $ 98,191,953     $  4,771,414     $  2,380,944
                                      ============     ============     ============     ============     ============


                                                                  Participant Directed
                                      ---------------------------------------------------------------------------
                                                                                                         PECO
                                        Money           Fixed          Dodge/Cox                       Energy Co.
                                        Market          Income         Balanced         Foreign      Common Stock
                                         Fund            Fund            Fund            Fund            Fund          Loan Fund
                                      -----------     -----------     -----------     -----------     -----------     -----------
Investments at fair value:
   Mutual funds                       $25,051,030     $19,687,089     $19,522,169     $ 1,547,928     $        --     $        --

   Insurance contracts                         --      38,317,759              --              --              --              --

   Common stock                                --              --              --              --      29,614,744              --

   Particpants' loans receivable               --              --              --              --              --      15,193,558
                                      -----------     -----------     -----------     -----------     -----------     -----------

          Total investments            25,051,030      58,004,848      19,522,169       1,547,928      29,614,744      15,193,558
                                      -----------     -----------     -----------     -----------     -----------     -----------

Net assets available for benefits     $25,051,030     $58,004,848     $19,522,169     $ 1,547,928     $29,614,744     $15,193,558
                                      ===========     ===========     ===========     ===========     ===========     ===========

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                                             Participant Directed
                                                       ----------------------------------------------------------------

                                                          Growth       Growth & Income    Small Cap       Equity Income
                                                          Mutual           Mutual          Growth            Mutual
                                          Total            Fund             Fund            Fund              Fund
                                      ------------     ------------     ------------     ------------     ------------
Investments at fair value:
   Mutual funds                       $434,661,681     $312,671,228     $ 75,725,122     $  1,803,648     $    778,643

   Insurance contracts                  51,973,786               --               --               --               --

   Common stock                         20,483,755               --               --               --               --

   Particpants' loans receivable        13,279,818               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------

          Total investments            520,399,040      312,671,228       75,725,122        1,803,648          778,643
                                      ------------     ------------     ------------     ------------     ------------

Net assets available for benefits     $520,399,040     $312,671,228     $ 75,725,122     $  1,803,648     $    778,643
                                      ============     ============     ============     ============     ============


                                                                  Participant Directed
                                      ---------------------------------------------------------------------------
                                                                                                         PECO
                                         Money           Fixed        Dodge/Cox                        Energy Co.
                                         Market          Income        Balanced         Foreign      Common Stock
                                         Fund             Fund           Fund             Fund           Fund          Loan Fund
                                      -----------     -----------     -----------     -----------     -----------     -----------
Investments at fair value:
   Mutual funds                       $20,793,790     $ 4,493,902     $17,576,085     $   819,263     $        --     $        --

   Insurance contracts                         --      51,973,786              --              --              --              --

   Common stock                                --              --              --              --      20,483,755              --

   Particpants' loans receivable               --              --              --              --              --      13,279,818
                                      -----------     -----------     -----------     -----------     -----------     -----------

          Total investments            20,793,790      56,467,688      17,576,085         819,263      20,483,755      13,279,818
                                      -----------     -----------     -----------     -----------     -----------     -----------

Net assets available for benefits     $20,793,790     $56,467,688     $17,576,085     $   819,263     $20,483,755     $13,279,818
                                      ===========     ===========     ===========     ===========     ===========     ===========

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

       Statement of Changes in Net Assets Available for Benefits with Fund
                Information for the year ended December 31, 1998

                                                        Growth      Growth & Income    Small Cap     Equity Income       Money
                                                        Mutual          Mutual          Growth          Mutual           Market
                                        Total            Fund            Fund            Fund            Fund             Fund
                                    ---------------------------------------------------------------------------------------------
Additions:
   Employee contributions           $  31,934,765   $  20,353,745   $   5,100,287   $     775,910   $     385,379   $   1,236,730
   Employer contributions               6,655,284       4,334,269       1,041,283         113,212          52,865         282,862
                                    ---------------------------------------------------------------------------------------------

        Total contributions            38,590,049      24,688,014       6,141,570         889,122         438,244       1,519,592

Investment income:
   Interest                             3,167,891              --              --              --              --              --

   Dividends                           27,654,438      15,743,815       7,354,228          68,449         248,867       1,157,997

Net appreciation/(depreciation) in
        fair value of investments     125,540,832     107,096,610       6,579,034        (155,953)         (3,004)             (3)

Interest on loan repayments             1,106,290              --              --              --              --              --

Transfers of interest on
     loan repayments                           --         727,316         166,573          20,740           7,144          68,705
                                    ---------------------------------------------------------------------------------------------

                                      196,059,500     148,255,755      20,241,405         822,358         691,251       2,746,291

Deductions and transfers:
   Distributions                      (29,135,458)    (15,365,386)     (3,426,955)        (49,488)        (75,998)     (2,247,255)

   Transfers among funds                       --     (12,517,103)      5,652,381       2,194,896         987,048       3,758,204
                                    ---------------------------------------------------------------------------------------------

                                      (29,135,458)    (27,882,489)      2,225,426       2,145,408         911,050       1,510,949
                                    ---------------------------------------------------------------------------------------------

     Net additions
           (deductions)               166,924,042     120,373,266      22,466,831       2,967,766       1,602,301       4,257,240

Net assets available for benefits:
   Beginning of year                  520,399,040     312,671,228      75,725,122       1,803,648         778,643      20,793,790
                                    ---------------------------------------------------------------------------------------------

   End of year                      $ 687,323,082   $ 433,044,494   $  98,191,953   $   4,771,414   $   2,380,944   $  25,051,030
                                    =============================================================================================

                                        Fixed         Dodge/Cox                      PECO
                                        Income        Balanced         Foreign    Common Stock       Loan
                                         Fund           Fund            Fund          Fund           Fund
                                    ------------------------------------------------------------------------
Additions:
   Employee contributions           $  2,073,666   $  1,592,295   $    282,148   $    134,605   $         --
   Employer contributions                468,045        299,262         45,006         18,480             --
                                    ------------------------------------------------------------------------

        Total contributions            2,541,711      1,891,557        327,154        153,085             --

Investment income:
   Interest                            3,167,891             --             --             --             --

   Dividends                             468,373      1,685,681        161,720        765,308             --

Net appreciation/(depreciation) in
        fair value of investments             --       (463,946)      (269,917)    12,758,011             --

Interest on loan repayments                   --             --             --             --      1,106,290

Transfers of interest on
     loan repayments                      72,497         35,552          4,815          2,948     (1,106,290)
                                    ------------------------------------------------------------------------

                                       6,250,472      3,148,844        223,772     13,679,352             --

Deductions and transfers:
   Distributions                      (5,284,093)      (688,815)        (3,869)    (1,804,850)      (188,749)

   Transfers among funds                 570,781       (513,945)       508,762     (2,743,513)     2,102,489
                                    ------------------------------------------------------------------------

                                      (4,713,312)    (1,202,760)       504,893     (4,548,363)     1,913,740
                                    ------------------------------------------------------------------------

     Net additions
           (deductions)                1,537,160      1,946,084        728,665      9,130,989      1,913,740

Net assets available for benefits:
   Beginning of year                  56,467,688     17,576,085        819,263     20,483,755     13,279,818
                                    ------------------------------------------------------------------------

   End of year                      $ 58,004,848   $ 19,522,169   $  1,547,928   $ 29,614,744   $ 15,193,558
                                    ========================================================================

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

    Statement of Changes in Net Assets Available for Plan Benefits with Fund
                Information for the year ended December 31, 1997

                                                        Growth       Growth & Income   Small Cap    Equity Income        Money
                                                        Mutual          Mutual          Growth          Mutual          Market
                                        Total            Fund            Fund            Fund            Fund            Fund
                                    ---------------------------------------------------------------------------------------------
Additions:
   Employee contributions           $  28,642,419   $  19,932,714   $   3,854,938   $      95,353   $      19,437   $     611,029
   Employer contributions               6,464,570       4,464,702         852,709          12,986           3,520         163,672
                                    ---------------------------------------------------------------------------------------------

        Total contributions            35,106,989      24,397,416       4,707,647         108,339          22,957         774,701

Investment income:
   Interest                             3,705,016              --              --              --              --              --

   Dividends                           54,419,493      41,030,348       9,397,683          59,897          21,156         594,642

Net appreciation/(depreciation) in
        fair value of investments      21,366,395      16,441,490       4,777,822         (90,060)         (4,264)             --

Interest on loan repayments               958,810              --              --              --              --              --

Transfers of interest on
     loan repayments                           --         628,584         118,269           2,394             309          32,212
                                    ---------------------------------------------------------------------------------------------

                                      115,556,703      82,497,838      19,001,421          80,570          40,158       1,401,555

Deductions and transfers:
   Distributions                      (22,066,050)    (10,813,206)     (3,107,157)             --              --        (817,187)

   Transfers among funds                       --      (5,655,896)      3,069,297       1,723,078         738,485      12,607,047
                                    ---------------------------------------------------------------------------------------------

                                    (  22,066,050)    (16,469,102)        (37,860)      1,723,078         738,485      11,789,860
                                    ---------------------------------------------------------------------------------------------

     Net additions
           (deductions)                93,490,653      66,028,736      18,963,561       1,803,648         778,643      13,191,415
                                    ---------------------------------------------------------------------------------------------

Net assets available for benefits:
   Beginning of year                  426,908,387     246,642,492      56,761,561              --              --       7,602,375
                                    ---------------------------------------------------------------------------------------------

   End of year                      $ 520,399,040   $ 312,671,228   $  75,725,122   $   1,803,648   $     778,643   $  20,793,790
                                    =============================================================================================

                                         Fixed          Credit      Dodge/Cox                       PECO
                                        Income          Union       Balanced        Foreign     Common Stock        Loan
                                         Fund           Fund          Fund           Fund           Fund            Fund
                                    ---------------------------------------------------------------------------------------
Additions:
   Employee contributions           $  2,431,923   $    406,124   $  1,255,770   $     30,704   $      4,427   $         --
   Employer contributions                576,581        118,204        265,924          5,754            518             --
                                    ---------------------------------------------------------------------------------------

        Total contributions            3,008,504        524,328      1,521,694         36,458          4,945             --

Investment income:
   Interest                            3,705,016             --             --             --             --             --

   Dividends                                  --        537,631      1,222,148         14,073      1,541,915

Net appreciation/(depreciation) in
        fair value of investments             --             --      1,428,299        (14,634)    (1,172,258)

Interest on loan repayments                   --             --             --             --             --        958,810

Transfers of interest on
     loan repayments                     117,481         32,141         26,448            934             38       (958,810)
                                    ---------------------------------------------------------------------------------------

                                       6,831,001      1,094,100      4,198,589         36,831        374,640             --

Deductions and transfers:
   Distributions                      (4,836,712)      (808,230)      (401,717)            --     (1,197,373)       (84,468)

   Transfers among funds              (4,245,089)   (13,677,069)     2,214,014        782,432       (475,880)     2,919,581
                                    ---------------------------------------------------------------------------------------

                                      (9,081,801)   (14,485,299)     1,812,297        782,432     (1,673,253)     2,835,113
                                    ---------------------------------------------------------------------------------------

     Net additions
           (deductions)               (2,250,800)   (13,391,199)     6,010,886        819,263     (1,298,613)     2,835,113
                                    ---------------------------------------------------------------------------------------

Net assets available for benefits:
   Beginning of year                  58,718,488     13,391,199     11,565,199             --     21,782,368     10,444,705
                                    ---------------------------------------------------------------------------------------

   End of year                      $ 56,467,688   $         --   $ 17,576,085   $    819,263   $ 20,483,755   $ 13,279,818
                                    =======================================================================================

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYER SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   Description of the PECO Energy Company Employee Savings Plan:

     General - The PECO Energy Company Employee Savings Plan (Plan) is a trusteed defined contribution plan. The Plan was formed as of January 1, 1984 for the purpose of allowing eligible employees of PECO Energy Company and subsidiaries (the Company) to reduce their taxable incomes pursuant to
     Section 401(k) of the Internal Revenue Code.

     All employees classified as "regular", "part-time" or "probationary" become eligible to participate in the Plan immediately upon completion of six months of service.

     Contributions - Participants elect to have the Company make contributions to the Plan on their behalf. Such contributions are made by authorizing the Company to withhold from the participant's salary an amount equal to the contribution to be made. Participants may elect to authorize the Company to contribute from 1% to 17% of their base salary depending upon their salary level.

     Effective January 1, 1997, the Plan was amended to reflect the addition of employer matching contributions. The Company will make a matching contribution of 50 cents on each dollar of employee contributions up to 4% of an employee's base salary deposited into the Plan. Employees are always fully vested on employer contributions.

     Effective October 1, 1997, Fidelity Investments assumed the role and responsibility of Record Keeper for the Plan.

     Participants may elect their contributions be invested in one or more of the following generic fund categories - Growth, Growth and Income, Balanced, Equity Income, Small Capitalization Growth, Foreign, Money Market, Fixed Income, or Company Stock. (See Note 2)

     By giving notice to the Plan Record Keeper and subject to rules established by the Plan Administrator, participants may suspend or change the amount of their contributions and exchange their investments among the investment funds.

     Distributions and exchanges can be made on a daily basis provided the market is open and the request is confirmed by the Record Keeper prior to 4:00 p.m. EST.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings.

     Payment of Benefits - Upon termination of service a participant receives a lump-sum amount equal to the value in his or her account.

     Participant Loans - The Plan allows participants to obtain loans. Participants may borrow up to 50% of their account balances subject to a minimum of $500 and a maximum of $50,000. Loans have terms of up to 30 years for the purchase of a primary residence or one to four years for other purposes and bear interest at rates determined by the Plan Administrator equivalent to rates charged by regional commercial lenders. Loans are repayable in equal installments by means of payroll deductions. A participant may not have more than one loan outstanding at any time or take more than one loan in a plan year.

     Plan Termination - While it is the Company's intention to continue the Plan in operation indefinitely, the Company may terminate the Plan in whole or in part at any time. Any such termination, partial termination or discontinuance of contributions shall be effected only upon condition that such action is taken as shall render it impossible for any part of the assets of the Plan to be used for, or diverted to, purposes other than the exclusive benefit of the Plan participants and their beneficiaries.


2.   Summary of Significant Accounting Policies:

     Valuation of Investments
     Investments in mutual funds are valued at the reported net asset value on the last day of the year.

     Concentration of Credit Risk
     The Plan invests in benefit-responsive guaranteed investment contracts with four insurance companies and is subject to credit risk with respect to these insurance companies.

     The Plan also invests in government notes and securities which include direct obligations of the United States (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S. government.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Risk and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Investments:

     The Plan investments consist of the following funds:

     Growth - The growth mutual funds invest primarily in U.S. and foreign common stocks of companies that are considered undervalued or out of favor and whose products show potential for improvement. Investments can include any type of security that may produce capital growth. The goal of these funds is to provide capital growth over the long-term.

     Growth and Income - The growth and income mutual funds invest primarily in common stocks, focusing on larger, more established companies. Investments are spread out across many different kinds of companies and industries. The goal of these funds is to provide capital growth and income over the long-term.

     Small Capitalization - The small capitalization growth fund invests primarily in stocks of companies which have market capitalization of less than $1 billion at the time of investment. The fund attempts to maintain at least one-third of its assets in stocks of companies with market capitalizations of $550 million or less and also invests up to 25% of its assets in foreign securities. This fund's goal is to provide capital growth over the long-term.

     Equity Income - The equity income mutual fund invests primarily in attractively priced, dividend paying, income-producing equity securities including common and preferred stocks, convertible securities, and debt securities (bonds). The goal of this fund is to invest for capital growth and current income.

     Foreign - The foreign fund invests primarily in common stocks of companies in any foreign country, developed or developing. This goal of this fund is to provide capital growth over the long-term by investing internationally.

     Money Market Fund - The money market fund invests primarily in high quality, investment grade, short-term, U.S. dollar-denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. The goal of this fund is to preserve participants' investments, maintain a stable price, and provide current income.

     The Fidelity Money Market Fund is valued at the cost of contributions made plus accrued interest.

     Fixed Income Fund - The fixed income funds consist of insurance contracts which are benefit-responsive guaranteed investment contracts and are valued at contract value, which approximates fair value. Contract value represents the cost of contributions made under the contract plus accrued interest at the contract rate less withdrawals. The contract rate is established at the commencement of the contract and remains fixed (except for certain conditions) at that rate until maturity. The contract rate reflects market and other conditions at the commencement of the contract.

     Balanced Fund - The balanced fund invests primarily in a diversified mix of common and preferred stocks, and investment grade bonds. The fund is diversified across many sectors and industries. The goal of this fund is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

     PECO Energy Common Stock Fund - The Company stock fund invests primarily PECO Energy Company common stock and a small amount of short-term investments which enables participants to buy or sell without the usual trade settlement period of individual stock transactions.

     Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded when declared payable.

     Net Appreciation/(Depreciation) in Investments - The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.


     As of December 31, 1998 and 1997, respectively, the Plan held the following investments, each of which accounted for more than 5% of the total net assets available for benefits:

     Investments                                      1998             1997
     -----------                                      ----             ----
     Growth Mutual Fund - Janus Fund**            $         --     $166,850,056
     Legg Mason NAV Value Trust Fund               249,649,394               --
     Growth Mutual Fund - Fidelity Contrafund 183,395,100 145,821,172 Growth & Income Mutual Fund - Putnam:
        Putnam Growth & Income Fund A               78,782,668       72,993,091

     ** The Janus Fund was replaced by the Legg Mason NAV Value Trust on Sept. 30, 1998.

4.   Loans:

     The activity for the Loan Fund is summarized as follows:

                                         1998             1997
                                         ----             ----
Loan balance, beginning of year     $ 13,279,818      $ 10,444,705
Loan distributions                     8,289,649         8,304,549
Principal repayments                  (6,375,909)       (5,469,436)
                                    ------------      ------------
Loan balance, end of year           $ 15,193,558      $ 13,279,818
                                    ============      ============

Interest paid                       $  1,106,290      $    958,810
                                    ============      ============

     The interest rate on all loans ranged from 6.65% to 8.75% and from 7.38% to 8.50% in 1998 and 1997, respectively.

5.   Tax Status:

     The Internal Revenue Service has determined and informed the Company that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income tax under
     Section 501(a) by letter dated April 15, 1995. The Plan has been amended since receiving the original determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


6.   General and Administrative Expenses:

     General and administrative expenses of the Plan incurred by the Company totaled approximately $66,400 and $32,200 in 1998 and 1997, respectively.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes
                             as of December 31, 1998
                              Line 27(a), Form 5500

                                                                                                                   e. Current
a.    b. Identity of Issuer, Lessor Similar Party          c. Description of Investment               d. Cost          Value
--  -----------------------------------------------    ------------------------------------------    ------------   ------------
     Legg Mason NAV Value Trust                       Mutual Fund                                   $186,694,581   $249,649,394
*    Fidelity Contrafund                              Mutual Fund                                    166,324,824    183,395,100
     Putnam Fund                                      Mutual Fund                                     82,355,284     78,782,668
     Spartan                                          Mutual Fund                                     16,660,034     19,409,285
     Franklin Small Capitalization Fund               Mutual Fund                                      4,907,090      4,771,414
     Putnam Equity Income Fund                        Mutual Fund                                      2,423,621      2,380,944
*    Fidelity Retirement Money Market                 Mutual Fund                                     25,051,030     25,051,030
     Dodge & Cox Balanced Fund                        Mutual Fund                                     20,701,629     19,522,169
*    Managed Income Portfolio II                      Mutual Fund                                     19,687,089     19,687,089
     Continental Assurance Company (1997)             Insurance Contract maturing 12/29/01, 7.13%      9,976,634      9,976,634
     Continental Assurance Company (1996)             Insurance Contract maturing 12/29/00, 6.30%     14,974,344     14,974,344
     Principal Mutual Life Insurance Company (1995)   Insurance Contract maturing 12/30/99, 7.70%     13,366,781     13,366,781
     Templeton Foreign Fund                           Mutual Fund                                      1,805,409      1,547,928
*    PECO Energy Company                              Common stock                                    14,612,870     29,614,744
     Participant Loans                                Rates ranged from 6.65% to 8.75%                        --     15,193,558
                                                                                                    ------------   ------------
                                                                                                    $579,541,220   $687,323,082
                                                                                                    ============   ============

* - Denotes parties-in-interest.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                       Schedule of Reportable Transactions
                      for the year ended December 31, 1998
                              Line 27(d), Form 5500

                                                       c. Total Dollar
                                      b. Description       Value of      d. Total Dollar    i. Net Gain
a. Identity of Party Involved            of Asset          Purchases      Value of Sales      or Loss
--------------------------------      --------------   ---------------   ---------------   -------------
Janus Fund                            Mutual Fund      $ 19,235,246      $198,851,932      $(15,553,066)
Legg Mason NAV Value Trust            Mutual Fund       194,022,512         8,101,927           774,066
Fidelity Contrafund                   Mutual Fund        41,356,353        34,383,595           (42,453)
Fidelity Retirement Money Market      Mutual Fund        21,073,749        16,816,506                --
Spartan US Equity Index               Mutual Fund        21,711,899         8,001,965           265,568
Putnam Growth & Income A              Mutual Fund        15,377,690        13,199,826          (698,872)
Managed Income Portfolio II           Mutual Fund        20,845,428         5,651,479                --


                                    EXHIBITS

List of Exhibits:

Exhibit 23.1 - Consent of Independent Accountants

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                    By:   /s/ J. Barry Mitchell
                                          --------------------------------------
                                          J.Barry Mitchell
                                          Vice President - Finance and Treasurer
                                          Plan Administrator